                                                                    Exhibit 99.1
--------------------------------------------------------------------------------
        THIS CIRCULAR IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION
--------------------------------------------------------------------------------
IF YOU ARE IN ANY DOUBT as to any aspect of this circular or as to the action to be taken, you should consult a stockbroker or other registered dealer in securities, bank manager, solicitor, professional accountant or other professional adviser.

IF YOU HAVE SOLD OR TRANSFERRED all your shares in Guangshen Railway Company Limited, you should at once hand this circular and the accompanying form of proxy to the purchaser or the transferee or to the bank, stockbroker or other agent through whom the sale or transfer was effected for transmission to the purchaser or transferee.

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this circular, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this circular.

--------------------------------------------------------------------------------

                                 [Company logo]
                        GUANGSHEN RAILWAY COMPANY LIMITED
 (a joint stock limited company incorporated in the People's Republic of China)
                                (STOCK CODE: 525)


                           REVISION OF ANNUAL CAPS FOR
                        CONTINUING CONNECTED TRANSACTIONS
                                       AND
                  PROPOSED APPOINTMENT AND REMOVAL OF DIRECTORS

                        INDEPENDENT FINANCIAL ADVISER TO
        THE INDEPENDENT BOARD COMMITTEE AND THE INDEPENDENT SHAREHOLDERS

                     [Optima Capital Limited Company Logo]
--------------------------------------------------------------------------------
A letter from the Board is set out on pages 4 to 17 of this circular.

A letter from the Independent Board Committee in respect of the Revised Annual Caps is set out on page 18 of this circular.

A letter from Optima Capital Limited, the independent financial adviser, containing its advice to the Independent Board Committee and the Independent Shareholders in respect of the Proposed Revised Caps is set out on pages 19 to 29 of this circular.

A notice dated 20 October 2008 convening the EGM of the Company to be held at the Meeting Room, 3/F., No. 1052 Heping Road, Shenzhen, Guangdong Province, the PRC on 4 December 2008 at 9:30 a.m. is set out on pages 35 to 37 of this circular.

Whether or not you are able to attend the EGM, you are requested to complete and return the enclosed forms of proxy in accordance with the instructions printed thereon. If you intend to attend the EGM, you are required to complete and return the relevant reply slip(s) to the registered office of Guangshen Railway Company Limited at No. 1052 Heping Road, Shenzhen, Guangdong Province, the PRC before 14 November 2008. The proxy forms should be returned to the registered office of the Company not less than 24 hours before the time appointed for the holding of the EGM (or any adjournment thereof).

                                                                 20 October 2008

--------------------------------------------------------------------------------
                                    CONTENTS
--------------------------------------------------------------------------------

                                                                          Pages

DEFINITIONS ..........................................................         1

LETTER FROM THE BOARD ................................................         4

LETTER FROM THE INDEPENDENT BOARD COMMITTEE ..........................        18

LETTER FROM OPTIMA CAPITAL ...........................................        19

APPENDIX -- GENERAL INFORMATION ......................................        30

NOTICE OF EXTRAORDINARY GENERAL MEETING ..............................        35

--------------------------------------------------------------------------------
                                   DEFINITIONS
--------------------------------------------------------------------------------

In this circular, the following expressions shall have the meanings set out below unless the context requires otherwise:


"associate(s)"                     has the meaning ascribed thereto under the
                                   Listing Rules

"Board"                            the board of Directors

"Company"

                                   Guangshen Railway Company Limited
                                   (CHINESE CHARACTERS), a joint stock limited company incorporated in the PRC, the H Shares of which are listed on HKSE, the ADSs of which are listed on NYSE and the A Shares of which are listed on The Shanghai Stock
                                   Exchange

"Directors"                        the directors of the Company

"EGM" the extraordinary general meeting of the Company to be held for the purpose of considering the Proposed Revised Caps and the proposed appointment and removal of Directors

"GDP"                              gross domestic product

"GR Comprehensive                  the comprehensive services agreement entered
 Services Agreement"               into between GR Group Company and the Company
                                   dated 5 November 2007 in relation to the
                                   mutual provision of services by GR Group
                                   Company and/or its associates to the Company
                                   or vice versa

"GR Group Company"                 Guangzhou Railway (Group) Company
                                   (CHINESE CHARACTERS), a state-owned
                                   enterprise under the administration of the
                                   MOR and also the largest shareholder of the
                                   Company holding approximately 41% of the
                                   issued share capital of the Company

"Group"                            the Company and its subsidiaries

"GS"                               Guangshen Railway Enterprise Development
                                   Company (CHINESE CHARACTERS), a wholly-owned subsidiary of the GR Group Company

"GS Comprehensive                  the comprehensive services agreement entered
 Services Agreement"               into between GS and the Company dated
                                   5 November 2007 in relation to the provision
                                   of certain services by GS

--------------------------------------------------------------------------------
                                   Definitions
--------------------------------------------------------------------------------


"HK$" Hong Kong dollars, the lawful currency of Hong Kong

"H Share(s)"                       overseas listed foreign Share(s), which are
                                   subscribed for and traded in Hong Kong
                                   dollars on HKSE

"HKSE"                             The Stock Exchange of Hong Kong Limited

"Hong Kong"                        The Hong Kong Special Administrative Region
                                   of the PRC

"Independent Board Committee"      an independent committee of the Board
                                   comprising Dai Qilin, Wilton Chau Chi Wai and
                                   Lu Yuhui who are independent non-executive
                                   Directors

"Independent Financial Adviser"    Optima Capital Limited, a corporation
                                   licensed to conduct type 1 (dealing in
                                   securities), type 4 (advising on securities)
                                   and type 6 (advising on corporate finance)
                                   regulated activities under the SFO

"Independent Shareholders"         Shareholders other than GR Group Company and
                                   its associates

"Latest Practicable Date"          17 October 2008, being the latest practicable
                                   date prior to the printing of this circular
                                   for ascertaining certain information referred
                                   to in this circular

"Listing Rules"                    the Rules Governing the Listing of Securities
                                   on HKSE

"MOR"                              Ministry of Railways (CHINESE CHARACTERS),
                                   PRC

"NYSE"                             The New York Stock Exchange, Inc.

"PRC"                              The People's Republic of China

"Proposed Revised Caps"            the proposed new annual caps for the three
                                   financial years ending 31 December 2010 in
                                   respect of the transactions under the GR
                                   Comprehensive Services Agreement and/or the
                                   YC Comprehensive Services Agreement and/or
                                   the GS Comprehensive Services Agreement

"RMB"                              Renminbi, the lawful currency of the PRC

"SFO" Securities and Futures Ordinance (Chapter 571 of the Laws of Hong Kong)

--------------------------------------------------------------------------------
                                   Definitions
--------------------------------------------------------------------------------


"Shareholder(s)"                   holder(s) of Shares

"Share(s)"                         shares of nominal value RMB1.00 each in the
                                   share capital of the Company

"SZ Civil Engineer"                Shenzhen Guang Tie Civil Engineering Co. Ltd.
                                   (CHINESE CHARACTERS), a limited liability
                                   company incorporated in the PRC which was
                                   owned as to 51% by GS as at the Latest
                                   Practicable Date and is principally engaged
                                   in the construction of public facilities,
                                   railroad, building and bridges and provides
                                   construction services to the Company from
                                   time to time

"YC"                               Guangzhou Railway Group Yang Cheng Railway
                                   Industrial Company (CHINESE CHARACTERS), a
                                   PRC state-owned enterprise and a wholly-owned subsidiary of GR Group Company

"YC Comprehensive                  the comprehensive services agreement entered
 Services Agreement"               into between YC and the Company dated
                                   5 November 2007 in relation to the mutual
                                   provision of services by YC and/or its
                                   associates to the Company or vice versa

"%"                                per cent

--------------------------------------------------------------------------------
                              LETTER FROM THE BOARD
--------------------------------------------------------------------------------

                                 [COMPANY LOGO]
                       GUANGSHEN RAILWAY COMPANY LIMITED
 (a joint stock limited company incorporated in the People's Republic of China)
                                (STOCK CODE: 525)

BOARD OF DIRECTORS:                             REGISTERED OFFICE:
Executive Directors                             No.1052 Heping Road
He Yuhua                                        Shenzhen, Guangdong Province
Yang Yiping                                     The People's Republic of China
Liu Hai                                         Postal Code: 518010

Non-executive Directors
Cao Jianguo
Wu Houhui
Yu Zhiming

Independent Non-executive Directors
Dai Qilin
Wilton Chau Chi Wai
Lu Yuhui

COMPANY SECRETARY:
Guo Xiangdong

                                                          20 October 2008


Dear Shareholder(s),

                           REVISION OF ANNUAL CAPS FOR
                        CONTINUING CONNECTED TRANSACTIONS
                                       AND
                  PROPOSED APPOINTMENT AND REMOVAL OF DIRECTORS

INTRODUCTION

On 9 October 2008, the Board announced its proposals to increase the annual caps in respect of the connected transactions under the GR Comprehensive Services Agreement, the YC Comprehensive Services Agreement and the GS Comprehensive Services Agreement for the three financial years ending 31 December 2010.

--------------------------------------------------------------------------------
                              LETTER FROM THE BOARD
--------------------------------------------------------------------------------

On 13 October 2008, the Board announced that it has received written notices from GR Group Company of its intention to remove Mr. Yang Yiping as a director of the fifth session of the Board due to his age and to appoint Mr. Shen Yi as an executive director of the fifth sesion of the Board.

The purpose of this circular is to provide you with further information in relation to the Proposed Revised Caps and the resume of Mr. Shen Yi.

1.   GR COMPREHENSIVE SERVICES AGREEMENT

     (i)  BACKGROUND

          On 5 November 2007, the Company and GR Group Company entered into the GR Comprehensive Services Agreement pursuant to which GR Group Company and the Company agreed to mutually provide certain services to each other.

          Services to be provided by GR Group Company to the Company include:

          (a) social and related services (such as hygiene and epidemic prevention services);

          (b) transportation services (such as (i) production co-ordination, safety management and scheduling; (ii) leasing of passenger coaches and freight trains; (iii) passenger co-ordination, locomotive traction, train repair and ticket sale services; and
               (iv) sale of train tickets, provision of catering services on board and sale of merchandise on trains); and

          (c) railway related services (such as (i) maintenance service of large scale railroad machinery, track replacement and overhauling services for railroads and bridges, and train repair and maintenance services; (ii) agency services for purchase of railway transportation related materials on behalf of the Company; and (iii) settlement related services including settlement service and provision of financial facilities).

          Services to be provided by the Company to GR Group Company include:

          (a) certain passenger co-ordination, locomotive traction, train repair and ticket sale services; and

          (b)  wheel repair service.

          The GR Comprehensive Services Agreement has a term of 3 years ending on 31 December 2010.

--------------------------------------------------------------------------------
                              LETTER FROM THE BOARD
--------------------------------------------------------------------------------

          As GR Group Company is the largest shareholder of the Company holding approximately 41% of the issued share capital of the Company, the transactions under the GR Comprehensive Services Agreement constitute non-exempt continuing connected transactions for the Company under Chapter 14A of the Listing Rules. The GR Comprehensive Services Agreement was approved by the Independent Shareholders at an extraordinary general meeting held on 27 December 2007 in compliance with Rules 14A.48 to 14A.54 of the Listing Rules.

     (ii) REVISION OF ANNUAL CAPS

          The original annual caps, the Proposed Revised Caps and the pricing determination under the GR Comprehensive Services Agreement are set out below:


                                    ORIGINAL ANNUAL CAPS                     PROPOSED REVISED CAPS
                                      (RMB million)                            (RMB million)
TYPES OF SERVICES               FOR THE YEAR ENDING 31 DECEMBER        FOR THE YEAR ENDING 31  DECEMBER
                                     2008         2009         2010           2008         2009         2010

Social and related services
   (Note 1)                         76.05        76.36        76.72          76.05        87.46       100.58
                                                                       (no change)

Transportation services
   provided to the
   Company
   (Note 2)                      1,640.41     1,847.43     2,077.81          2,450      2,817.5     3,240.13

Railway related services
   (Note 3)                        974.68     1,019.59      1,068.7          1,452      1,669.8     1,920.27

Transportation services
   provided by the
   Company
   (Note 4)                      1,252.53     1,396.29     1,556.49          1,851     2,128.65     2,447.95
                                 --------     --------     --------       --------     --------     --------

TOTAL:                           3,943.67     4,339.67     4,779.72       5,829.05     6,703.41     7,708.92
                                 ========     ========     ========       ========     ========     ========

     Note 1: In respect of social and related services provided by GR Group Company to the Company (or its employees):

               (a) for hygiene and epidemic prevention services, the prices have been and will continue to be, pursuant to the GR Comprehensive Services Agreement, determined based on standards set by the relevant provincial government (without any adjustments); and

               (b) for recuperative and nursery services, the prices have been and will continue to be, pursuant to the GR Comprehensive Services Agreement, determined based on the actual costs or expenses incurred by GR Group Company for the provision of such services (without any mark-up).

--------------------------------------------------------------------------------
                              LETTER FROM THE BOARD
--------------------------------------------------------------------------------

     Note 2: In respect of transportation services provided by GR Group Company to the Company:

               (a) for production co-ordination, safety management and scheduling, the prices have been and will continue to be, pursuant to the GR Comprehensive Services Agreement, determined with reference to the unit cost (which is in turn calculated with reference to the total cost incurred by the GR Group Company for the provision of all the relevant services, together with a mark-up of 8% in respect of production coordination and scheduling services, divided by the total amount of services provided during such period) and the actual volume of services provided by GR Group Company;

               (b) for leasing of passenger coaches and freight trains, the prices have been and will continue to be, pursuant to the GR Comprehensive Services Agreement, determined in accordance with the settlement method issued by the MOR;

               (c) for passenger co-ordination, locomotive traction, train repair and ticket sale services, etc., the prices have been and will continue to be, pursuant to the GR Comprehensive Services Agreement, determined in accordance with the following principles:

                    (i)  market price (if available);

                    (ii) if market price is not available, settlement method or pricing standards issued by the MOR;

                    (iii) if neither (i) or (ii) is available, the pricing shall be determined with reference to the full cost incurred by GR Group Company for the provision of such services plus a mark-up of 8%; and

               (d) for passenger services such as sale of train tickets, provision of catering services on board and sale of merchandise on trains, the prices comprise of a service contract fee (which is determined with reference to the total cost incurred by GR Group Company for the provision of such passenger services in the past year) and a portion of revenue from fare adjustment, which have been and will continue to be, pursuant to the GR Comprehensive Services Agreement, determined after arm's length negotiations between the parties.

     Note 3: In respect of railway related services provided by GR Group Company to the Company:

               (a) for maintenance service of large scale railroad machinery, track replacement and overhauling services for railroads and bridges, and train repair and maintenance services, the prices for all of which (in case no standard set by the MOR for charging fees is available for track replacement and overhauling services or train repair and maintenance services) have been and will continue to be, pursuant to the GR Comprehensive Services Agreement, determined with reference to the costs incurred by GR Group Company for the provision of such services plus a mark-up of 8%;

--------------------------------------------------------------------------------
                              LETTER FROM THE BOARD
--------------------------------------------------------------------------------

               (b) for agency services for purchase of railway transportation related materials on behalf of the Company, the service fees for which are: (i) 1.5% of the purchased amount for diesel, steel tracks, wheel band, wheel axis, rolled steel wheels and special purpose lubricant for railroads; and (ii) 5% for other materials. Such service fees have been and will continue to be, pursuant to the GR Comprehensive Services Agreement, determined on an arm's length basis taking into account the past dealings between the parties; and

               (c) for settlement related services, at prices or on terms either in accordance with the standards set by the MOR, or not less favourable than that offered by or available to the People's Bank of China or other banks.

     Note 4: In respect of transportation and related services provided by the Company to GR Group Company:

               (a) for passenger co-ordination, locomotive traction, train repair and ticket sale services, etc, to GR Group Company, the prices of which have been and will continue to be, pursuant to the GR Comprehensive Services Agreement, determined in accordance with the principles set out in Note 2(c) above; and

               (b) for wheel repair service, the price of which has been and will continue to be, pursuant to the GR Comprehensive Services Agreement, determined with reference to the costs incurred by the Company for the provision of such services plus a mark-up of 8%.

     General

     Note 1: The mark-up of 8% is determined by the Company and GR Group Company after negotiations with regard to: (i) the guideline issued by the local taxation authority in Guangdong Province which suggests that the profit rate for the purpose of calculating enterprise's business operating tax should be 10%; and (ii) the fact that such pricing policy is same as the past pricing arrangement.

     For the eight months ended 31 August 2008, the aggregate service fees payable by the Company and GR Group Company to each other under the GR Comprehensive Services Agreement were approximately RMB3,539.06 million, representing 89.74% of the total original annual cap of RMB3,943.67 million for the year ending 31 December 2008. Such aggregate service fees as of 31 August 2008 comprised of (i) RMB2.52 million in respect of social and related services provided by GR Group Company to the Company (or its employees), representing approximately 3.31% of the annual cap of RMB76.05 million; (ii) RMB1,542.78 million in respect of transportation services provided by GR Group to the Company, representing approximately 94.05% of the original annual cap of RMB1,640.41 million; (iii) RMB856.20 million in respect of railway related services provided by GR Group Company to the Company, representing approximately 87.84% of the original annual cap of RMB974.68 million; and (iv) RMB1,137.56 million in respect of transportation services provided by the Company to GR Group Company, representing approximately 90.82% of the original annual cap of RMB1,252.53 million.

--------------------------------------------------------------------------------
                              LETTER FROM THE BOARD
--------------------------------------------------------------------------------

     Various operational adjustments have been introduced by the MOR to the effect that GR Group Company has become responsible for supervising passenger locomotive traction while the Group has become responsible for administering freight locomotive traction. As a result of such changes in the respective roles of GR Group Company and the Group, it is expected that more transportation-related services will be sought by GR Group Company and the Company from each other and the amount of transportation services including the leasing of locomotives, train repair and maintenance services to be mutually provided by GR Group Company and the Group under the GR Comprehensive Services Agreement is therefore expected to increase. In addition, due to the increase in purchase costs of diesel, railroads, steel tracks and other transportation and maintenance materials, and the additional railway-related construction and maintenance works relating to the Group that are expected to be undertaken by GR Group Company, it is anticipated that the transaction amount between the Company and GR Group Company for the three financial years ending 31 December 2010 under the GR Comprehensive Services Agreement will exceed the original projection. Accordingly, it is proposed that the total annual caps for the transactions under the GR Comprehensive Services Agreement for the three financial years ending 31 December 2010 will be adjusted to RMB5,829.05 million, RMB6,703.41 million and RMB7,708.92 million, respectively. The Proposed Revised Caps are determined based on: (i) the reasons for expected increase in transaction amounts as explained above; (ii) the actual aggregate service fees payable by the Company and GR Group Company to each other under the GR Comprehensive Services Agreement during the eight months ended 31 August 2008 as set out above; and (iii) an estimated annual growth rate of 15% for service fees, with reference to the average growth rate of GDP in the Guangdong province between 2005 and 2007 of approximately 14%. The Directors are of the view that the projected growth rates adopted for determining the Proposed Revised Caps are fair and reasonable.

2.   YC COMPREHENSIVE SERVICES AGREEMENT

     (I)  BACKGROUND

          On 5 November 2007, the Company and YC entered into the YC Comprehensive Services Agreement pursuant to which YC agreed to provide the following services to the Company:

          (a) social services (such as hygiene and epidemic prevention services, security services and nursery services);

--------------------------------------------------------------------------------
                              LETTER FROM THE BOARD
--------------------------------------------------------------------------------

          (b) passenger services (such as sale of train tickets, provision of catering services on board and sale of merchandise on trains); and

          (c) other welfare or railway-related services (such as (i) property management, and construction and maintenance services; (ii) leasing of properties; (iii) sale of residential properties to the Company's employees; and (iv) sale of railway tracks).

          The YC Comprehensive Services Agreement has a term of 3 years ending on 31 December 2010.

          As YC is a wholly-owned subsidiary of GR Group Company which is the largest shareholder of the Company holding approximately 41% of the issued share capital of the Company, the transactions under the YC Comprehensive Services Agreement constitute non-exempt continuing connected transactions for the Company under Chapter 14A of the Listing Rules. The YC Comprehensive Services Agreement was approved by the Independent Shareholders at an extraordinary general meeting held on 27 December 2007 in compliance with Rules 14A.48 to 14A.54 of the Listing Rules.

     (II) REVISION OF ANNUAL CAPS

          The original annual caps, the Proposed Revised Caps and the pricing determination under the YC Comprehensive Services Agreement are set out below:

                                    ORIGINAL ANNUAL CAPS                  PROPOSED REVISED CAPS
                                        (RMB million)                         (RMB million)
TYPES OF SERVICES             FOR THE YEAR ENDING 31 DECEMBER      FOR THE YEAR ENDING 31 DECEMBER
                                  2008        2009        2010            2008           2009           2010

Social services (Note1)         296.88      341.41      392.63             425         488.75         562.06

Passenger services
 (Note 2)                        49.68       57.13        65.7           49.68          57.13           65.7
                                                                   (no change)    (no change)    (no change)

Other welfare or
 railway-related services
 (Note 3)                       100.69       115.8      133.17             350          402.5         462.88
                                ------      ------      ------     -----------     ----------     ----------

TOTAL:                          447.25      514.34       591.5          824.68         948.38       1,090.64
                                ======      ======      ======     ===========     ==========     ==========


     Note 1: Prices have been and will continue to be, pursuant to the YC Comprehensive Services Agreement, determined with reference to the costs incurred by YC for the provision of such services.

--------------------------------------------------------------------------------
                              LETTER FROM THE BOARD
--------------------------------------------------------------------------------

     Note 2: Prices have been and will continue to be, pursuant to the YC Comprehensive Services Agreement, comprising of service contract fee (which is determined with reference to the total cost incurred by YC for the provision of such passenger services in the past years) and a portion of revenue from fare adjustment, which are determined after arm's length negotiations between the parties.

     Note 3:   (i) For property management, and construction and maintenance services, etc., the prices of most of which have been and will continue to be, pursuant to the YC Comprehensive Services Agreement, determined with reference to the costs incurred by YC for the provision of such services plus a mark-up of 8%;

               (ii) For leasing of properties, the rental of which shall not exceed the market price or an amount payable by any third parties to YC for the same properties;

               (iii) For sale of residential properties to the Company's
                    employees, prices are charged at a price to be determined with reference to the costs of construction and the selling price as prescribed by the local government; and

               (iv) For sale of railway tracks, the prices have been and will continue to be, pursuant to the YC Comprehensive Services Agreement, to be determined with reference to the market price or an applicable guidance price in the industry.

     General

     Note 1: The mark-up of 8% is determined by the Company and YC after negotiations with regard to (i) the guideline issued by the local taxation authority in Guangdong Province which suggests that the profit rate for the purpose of calculating operating tax should be 10%; and (ii) the fact that such pricing policy is same as the past pricing arrangement.

     For the eight months ended 31 August 2008, the aggregate service fees payable by the Company to YC under the YC Comprehensive Services Agreement were approximately RMB342.02 million, representing 76.47% of the total original annual cap of RMB447.25 million for the year ending 31 December 2008. Such aggregate service fees as of 31 August 2008 comprised of (i) RMB235.66 million in respect of social services, representing approximately 79.38% of the original annual cap of RMB296.88 million; (ii) RMB10.66 million in respect of passenger services, representing approximately 21.46% of the annual cap of RMB49.68 million; and (iii) RMB95.70 million in respect of other welfare or railway related services, representing approximately 95.04% of the original annual cap of RMB100.69 million.

     Due to the snowstorm occurred in early 2008 and changes in state policy resulting in upward adjustments of costs and surcharges, and the additional railway-related construction and maintenance works relating to the Group (including normal repair of building constructions, repair and maintenance of barriers and fences, construction of green railroads and railroad maintenance, management and maintenance of marshalling terminals and also technical stations of passenger trains, centralization of railroad reparation and supply of crossties, construction and reparation of video monitoring system for railroads, etc.) that are expected to be undertaken by YC, it is also expected that the transaction amount between the Company and YC for the three financial years ending 31 December 2010 under the YC Comprehensive Services

--------------------------------------------------------------------------------
                              LETTER FROM THE BOARD
--------------------------------------------------------------------------------

     Agreement will exceed the original projection. Accordingly, it is proposed that the total annual caps for the transactions under the YC Comprehensive Services Agreement for the three financial years ending 31 December 2010 will be adjusted to RMB824.68 million, RMB948.38 million and RMB1,090.64 million, respectively. The Proposed Revised Caps are determined based on:
     (i) the reasons for expected increase in transaction amounts as explained above; (ii) the actual aggregate service fees payable by the Company to YC under the YC Comprehensive Services Agreement during the eight months ended 31 August 2008 as set out above; and (iii) an estimated annual growth rate of 15% for service fees, with reference to the average growth rate of GDP in the Guangdong province between 2005 and 2007 of approximately 14%. The Directors are of the view that the projected growth rates adopted for determining the Proposed Revised Caps are fair and reasonable.

3.   GS COMPREHENSIVE SERVICES AGREEMENT

     (I)  BACKGROUND

          On 5 November 2007, the Company and GS entered into the GS Comprehensive Services Agreement pursuant to which GS agreed to provide security, property management, property construction and maintenance and other services to the Company.

          The GS Comprehensive Services Agreement has a term of 3 years ending on 31 December 2010.

          As GS is a wholly-owned subsidiary of GR Group Company which is the largest shareholder of the Company holding approximately 41% of the issued share capital of the Company, the transactions under the GS Comprehensive Services Agreement constitute non-exempt continuing connected transactions for the Company under Chapter 14A of the Listing Rules. The GS Comprehensive Services Agreement was approved by the Independent Shareholders at an extraordinary general meeting held on 27 December 2007 in compliance with Rules 14A.48 to 14A.54 of the Listing Rules.

--------------------------------------------------------------------------------
                              LETTER FROM THE BOARD
--------------------------------------------------------------------------------

     (II) REVISION OF ANNUAL CAPS

          The original annual caps, the Proposed Revised Caps and the pricing determination under the GS Comprehensive Services Agreement are set out below:

                               ORIGINAL ANNUAL CAPS                 PROPOSED REVISED CAPS
                                  (RMB million)                        (RMB million)
TYPES OF SERVICES         FOR THE YEAR ENDING 31 DECEMBER     FOR THE YEAR ENDING 31 DECEMBER
                             2008       2009       2010       2008       2009       2010

Security and other
services
 (Note 1)                  197.64     227.28     261.38        345     396.75     456.26
                           ======     ======     ======        ===     ======     ======

     Note 1: The prices have been and will continue to be, pursuant to the GS Comprehensive Services Agreement, determined with reference to the costs incurred by GS for the provision of such services plus a mark-up of 8%. Such mark-up is determined on an arm's length basis taking into account the past dealings between the parties, and such pricing policy is the same as the past pricing arrangement.

     For the eight months ended 31 August 2008, the aggregate service fees payable by the Company to GS under the GS Comprehensive Services Agreement were approximately RMB97.68 million, representing 49.42% of the total original annual cap of RMB197.64 million for the year ending 31 December 2008.

     Due to the snowstorm occurred in early 2008 and changes in state policy resulting in upward adjustments of costs and surcharges, and SZ Civil Engineer has been held and controlled by GS since May 2008 to the effect that all the transactions carried out between SZ Civil Engineer and the Company have become transactions under the GS Comprehensive Services Agreement since then, it is therefore further expected that the transaction amount between the Company and GS for the three financial years ending 31 December 2010 under the GS Comprehensive Services Agreement will exceed the original projection. Accordingly, it is proposed that the total annual caps for the transactions under the GS Comprehensive Services Agreement for the three financial years ending 31 December 2010 will be adjusted to RMB345 million, RMB396.75 million and RMB456.26 million, respectively. The Proposed Revised Caps are determined based on: (i) the reasons for expected increase in transaction amounts as explained above; (ii) the actual aggregate service fees payable by the Company to GS under the GS Comprehensive Services Agreement during the eight months ended 31 August 2008 as set out above; and (iii) an estimated annual growth rate of 15% for service fees, with reference to the average growth rate of GDP in the Guangdong province between 2005 and 2007 of approximately 14%. The Directors are of the view that the projected growth rates adopted for determining the Proposed Revised Caps are fair and reasonable.

--------------------------------------------------------------------------------
                              LETTER FROM THE BOARD
--------------------------------------------------------------------------------

GENERAL

The Company is principally engaged in railway passenger and freight transportation businesses between Shenzhen-Guangzhou-Pingshi and certain long-distance passenger transportation services.

GR Group Company controls the operation of railway transportation businesses in Guangdong Province, Hunan Province and Hainan Province. With this background and its special role in the railway transportation industry, GR Group Company, together with its subsidiaries (including YC and GS), is the only available provider in the market for certain services that the Company requires in its operations. In addition, certain support or cooperation service arrangements are also required, as a matter of course, from GR Group Company, which, together with its subsidiaries, administers and controls the operation of the neighbouring railway lines. It is therefore not only beneficial but also necessary for the Company to enter into the transactions under the GR Comprehensive Services Agreement, the YC Comprehensive Services Agreement and the GS Comprehensive Services Agreement in order to facilitate the operations of the Company.

Pursuant to Rule 14A.36 of the Listing Rules, the Proposed Revised Caps are subject to the approval of the Independent Shareholders.

The Company will comply with the relevant provisions under Chapter 14A of the Listing Rules in the event that the service fees under the GR Comprehensive Services Agreement and/or the YC Comprehensive Services Agreement and/or the GS Comprehensive Services Agreement shall exceed the Proposed Revised Caps, or that there is any material amendment to the respective terms of such agreements.

PROPOSED APPOINTMENT AND REMOVAL OF DIRECTORS

On 9 October 2008, the Company received written notices from GR Group Company of the proposed removal of Mr. Yang Yiping as a director of the fifth session of the Board due to his age and appointment of Mr. Shen Yi as an executive director of the fifth session of the Board.

The resume of Mr. Shen is set out below:

Mr. Shen Yi, aged 53, joined the Company in October 2008 and he is currently the General Manager of the Company. Mr. Shen obtained the bachelor's degrees from Changsha Railway University (currently known as Central South University) and Northern Jiaotong University (currently known as Beijing Jiaotong University) respectively. He had over 30 years of management experience in the railway industry. He was principally engaged in the organization and management of railway transportation from his joining the railway departments until 1997. Since 1997, he was the managing director of Hong Kong Qiwen Trading Co., Ltd. (CHINESE CHARACTER), managing director of Guangmeishan Railway Company Limited and general manager of Huaihua Railway General Corp.. During the period from March 2006 to his joining of the Company, he was the managing director of Shichang Railway Company Limited.

--------------------------------------------------------------------------------
                              LETTER FROM THE BOARD
--------------------------------------------------------------------------------

Save as disclosed above, Mr. Shen has no relationship with any other directors, supervisors, senior management or substantial shareholders or controlling shareholders of the Company. Besides, Mr. Shen has no interest in the shares of the Company within the meaning of Part XV of the SFO, and does not have any other directorship held in listed public companies in the last three years or in their members of the group of the companies.

The term of office for Mr. Shen shall be the remaining term of the fifth session of the Board. In line with the Company's remuneration and allowance package for the fifth session of the Board, Mr. Shen will not be entitled to any director's fee but will be entitled to an annual subsidy of RMB18,000.

Save as disclosed above, there is no information to be disclosed pursuant to Rule 13.51(2)(h) to (w) of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited and there is no other matter relating to the appointment of Mr. Shen that needs to be brought to the attention to the shareholders of the Company.

EXTRAORDINARY GENERAL MEETING

A notice convening the EGM at which ordinary resolutions will be proposed to (i) the Independent Shareholders to consider and, if thought fit, to approve the Proposed Revised Caps; and (ii) the Shareholders to consider and, if thought fit, to approve the proposed appointment and removal of directors and all matters relating thereto is set out on pages 35 to 37 of this circular.

The voting in respect of the approval of the resolutions will be conducted by way of poll. GR Group Company and its associates which held approximately 41% of the issued share capital of the Company as at the Latest Practicable Date, will abstain from voting for the resolutions in respect of the Proposed Revised Caps.

Reply slips for confirming attendance at the EGM have been sent to the relevant Shareholders. A form of proxy for use at the EGM is enclosed with this circular. Whether or not you are able to attend the EGM, you are requested to complete and return the enclosed form of proxy in accordance with the instructions printed thereon. If you intend to attend the EGM, you are required to complete and return the reply slip to the registered office of Guangshen Railway Company Limited at No. 1052 Heping Road, Shenzhen, Guangdong Province, the PRC before 4 November 2008. The proxy form should be returned to the registered office of the Company not less than 24 hours before the time appointed for the holding of the EGM (or any adjournment thereof).

--------------------------------------------------------------------------------
                              LETTER FROM THE BOARD
--------------------------------------------------------------------------------

An announcement will be made by the Company following the conclusion of the EGM to inform you of the results of the EGM.

INDEPENDENT BOARD COMMITTEE

The Independent Board Committee, comprising Mr. Dai Qilin, Dr. Wilton Chau Chi Wai and Mr. Lu Yuhui, none of whom is interested or involved in the transactions under the GR Comprehensive Services Agreement, the YC Comprehensive Services Agreement or the GS Comprehensive Services Agreement, has been established to advise the independent Shareholders in respect of the Proposed Revised Caps. Your attention is drawn to the advice from the Independent Board Committee set out in its letter dated 20 October 2008 on page 18 of this circular.

INDEPENDENT FINANCIAL ADVISER

Optima Capital Limited has been appointed as the independent financial adviser to advise the Independent Board Committee and the Independent Shareholders in respect of the Proposed Revised Caps. Your attention is drawn to the letter from the Independent Financial Adviser to the Independent Board Committee and the Independent Shareholders dated 20 October 2008 on pages 19 to 29 of this circular.

RECOMMENDATION

The Independent Board Committee recommends the Independent Shareholders to vote in favour of the resolutions to be proposed at the EGM to approve the Proposed Revised Caps.

The Directors consider that the respective transactions under the GR Comprehensive Services Agreement, the YC Comprehensive Services Agreement and the GS Comprehensive Services Agreement are entered into in the usual and ordinary course of businesses of the Group and are conducted on an arm's length basis and on normal commercial terms. Having regard to the opinion of the Independent Financial Adviser, the Directors (including the independent non-executive Directors) consider that the Proposed Revised Caps are fair and reasonable and in the interests of the Company and the Shareholders as a whole. Accordingly, the Board recommends the Independent Shareholders to vote in favour of the resolutions to be proposed at the EGM in respect of the Proposed Revised Caps.

--------------------------------------------------------------------------------
                              LETTER FROM THE BOARD
--------------------------------------------------------------------------------

ADDITIONAL INFORMATION

Your attention is drawn to the information set out in the appendix to this circular.

                                                               Yours faithfully,
                                                                   HE YUHUA
                                                                   Chairman

--------------------------------------------------------------------------------
                   LETTER FROM THE INDEPENDENT BOARD COMMITTEE
--------------------------------------------------------------------------------


                                 (COMPANY LOGO)
                       GUANGSHEN RAILWAY COMPANY LIMITED
 (a joint stock limited company incorporated in the People's Republic of China)
                                (STOCK CODE: 525)

                                                                 20 October 2008

To Independent Shareholders
Dear Sir/Madam,

                           REVISION OF ANNUAL CAPS FOR
                        CONTINUING CONNECTED TRANSACTIONS

As the Independent Board Committee, we have been appointed to advise you as to whether, in our opinion, the Proposed Revised Caps are fair and reasonable so far as the Independent Shareholders are concerned and are in the interests of the Company and the Shareholders as a whole. We refer to the circular to the Shareholders dated 20 October 2008 (the "Circular"), of which this letter forms part. Terms defined in the Circular shall have the same meanings when used herein unless the context otherwise requires.

Optima Capital Limited has been appointed as the independent financial adviser to advise the Independent Board Committee and the Independent Shareholders in respect of the Proposed Revised Caps.

Having considered the Proposed Revised Caps and the opinion and advice of Optima Capital Limited in relation thereto as set out on pages 19 to 29 of the Circular, we are of the opinion that the Proposed Revised Caps are fair and reasonable so far as the Independent Shareholders are concerned and are in the interests of the Company and the Shareholders as a whole. We therefore recommend you to vote in favour of the ordinary resolutions to be proposed at the EGM to approve the Proposed Revised Caps. Independent Shareholders should note that approval of the Proposed Revised Caps does not include approval of any underlying continuing connected transactions. All underlying continuing connected transactions will be subject to review by the independent Directors on an annual basis.

                                Yours faithfully,
                              For and on behalf of
                         the Independent Board Committee
                                    DAI QILIN

                   WILTON CHAU CHI WAI                 LU YUHUI
                       Independent Non-executive Directors

-------------------------------------------------------------------------------
                           LETTER FROM OPTIMA CAPITAL
-------------------------------------------------------------------------------

The following is the letter of advice from Optima Capital Limited to the Independent Board Committee and the Independent Shareholders, which has been prepared for the purpose of inclusion in this circular.

(Optima Capital Limited Company Logo)                    OPTIMA CAPITAL LIMITED
                                                         Unit 3618, 36th Floor,
                                                         Bank of America Tower
                                                         12 Harcourt Road
                                                         Central
                                                         Hong Kong

                                                         20 October 2008


To:  the Independent Board Committee and
     the Independent Shareholders of
     Guangshen Railway Company Limited


Dear Sirs,

                           REVISION OF ANNUAL CAPS FOR
                        CONTINUING CONNECTED TRANSACTIONS

INTRODUCTION

We refer to our appointment to advise the Independent Board Committee and the Independent Shareholders on the revision of the annual cap amounts for transactions (the "Transactions") contemplated under the GR Comprehensive Services Agreement, the YC Comprehensive Services Agreement and the GS Comprehensive Services Agreement (together, the "Agreements"). Details of the Transactions and the Proposed Revised Caps are set out in the letter from the Board contained in the circular of the Company to the Shareholders dated 20 October 2008 (the "Circular"), of which this letter forms part. Capitalised terms used in this letter shall have the same meanings as those defined in the Circular unless otherwise defined.

On 5 November 2007, the Company entered into comprehensive services agreements with each of GR Group Company, YC and GS in relation to various services provided by GR Group Company, YC and GS to the Group, and services provided by the Group to GR Group Company. At the time the aforesaid agreements were entered into and as at the Latest Practicable Date, GR Group Company was the largest shareholder of the Company holding approximately 41% of the issued share capital of the Company and is therefore a connected person of the Company under the Listing Rules. Both YC and GS are wholly-owned subsidiaries of GR Group Company and thus

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                           LETTER FROM OPTIMA CAPITAL
-------------------------------------------------------------------------------

also connected persons of the Company under the Listing Rules. The Company has sought Independent Shareholders' approval of the respective annual cap amounts for the Transactions in respect of the financial years ending 31 December 2008, 2009 and 2010 in an extraordinary general meeting of the Company held on 27 December 2007.

Due to various reasons which include, among other things, operational adjustments introduced by the MOR, increase in costs and surcharges, and additional construction and maintenance works required by the Group, the Company anticipates that the cap amounts for the financial years ending 31 December 2008, 2009 and 2010 will not be sufficient and therefore proposes to revise the relevant cap amounts. Pursuant to Rule 14A.36 of the Listing Rules, the Proposed Revised Caps are subject to the approval of the Independent Shareholders. The EGM will be convened to seek Independent Shareholders' approval of the Proposed Revised Caps. At the EGM, GR Group Company and its associates will be required to abstain from voting on the ordinary resolutions to be proposed to approve the Proposed Revised Caps. Voting on such resolutions will be taken by way of poll.

The Independent Board Committee, comprising all the three independent non-executive Directors, namely Mr. Dai Qilin, Mr. Wilton Chau Chi Wai and Mr. Lu Yuhui, has been established to make recommendation to the Independent Shareholders as regards whether the Proposed Revised Caps are fair and reasonable. We, Optima Capital, have been appointed to advise the Independent Board Committee and the Independent Shareholders in this regard.

In formulating our opinion, we have relied on the information and facts supplied, and the opinions expressed, by the executive Directors and management of the Company and have assumed that the information and facts provided and opinions expressed to us are true, accurate and complete in all material aspects at the time they were made and up to the date of the EGM. We have also sought and received confirmation from the executive Directors that no material facts have been omitted from the information supplied and opinions expressed to us. We have relied on such information and consider that the information we have received is sufficient for us to reach an informed view and have no reason to believe that any material information have been withheld, nor doubt the truth or accuracy of the information provided. We have not, however, conducted any independent investigation into the business and affairs of the Group, nor have we carried out any independent verification of the information supplied.

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                           LETTER FROM OPTIMA CAPITAL
-------------------------------------------------------------------------------

PRINCIPAL FACTORS AND REASONS CONSIDERED

In considering whether the Proposed Revised Caps are fair and reasonable in so far as the Independent Shareholders are concerned, we have taken into account the principal factors and reasons set out below:

1.   BACKGROUND TO AND REASONS FOR THE TRANSACTIONS

     The Company is principally engaged in railway passenger and freight transportation business between Shenzhen, Guangzhou and Pingshi and certain long-distance passenger transportation services.

     GR Group Company is a State-owned enterprise under the administration of the MOR and controls the operation of railway transportation businesses in the Guangdong Province, Hunan Province and Hainan Province.

     The mutual provision of various services between GR Group Company and the Company has been carried out in the normal course of business of the Group before 1996. The transactions contemplated under the GR Comprehensive Services Agreement are mainly related to the railway network usage, train repair, passenger co-ordination, and other day-to-day administrative services ancillary to the respective core business of the Group and GR Group Company.

     YC is a wholly-owned subsidiary of GR Group Company. In November 2004, the Company and YC entered into an agreement pursuant to which the Company acquired the railway transportation business between Guangzhou and Pingshi which was previously operated by YC and all assets and liabilities relating to such business (the "Acquisition"). The Acquisition was announced by the Company on 15 November 2004 and completed on 1 January 2007. As certain ancillary services from YC are required for the assets and business acquired by the Company from YC, the Company and YC entered into the YC Comprehensive Services Agreement in November 2007 pursuant to which YC agreed to provide services to the Company which include social services, passenger services, and other welfare or railway-related services, covering the Guangzhou-Pingshi train operations of the Group.

     GS is also a wholly-owned subsidiary of GR Group Company. Services provided by GS under the GS Comprehensive Services Agreement include security, property management, property construction and maintenance and other services, covering the Shenzhen-Guangzhou train operations of the Group.

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                           LETTER FROM OPTIMA CAPITAL
-------------------------------------------------------------------------------

     As stated in the letter from the Board, with its special role in the railway transportation industry, GR Group Company, together with its subsidiaries (including YC and GS), is the only available provider in the market for certain services that the Company requires in its operations. In addition, certain support or cooperation service arrangements are also required, as a matter of course, from GR Group Company, which, together with its subsidiaries, administers and controls the operation of the neighbouring railway lines. It is therefore not only beneficial but also necessary for the Company to enter into the transactions under the Agreements in order to facilitate the operations of the Company.

     In the light of above and the respective principal activities of the Group, GR Group Company, YC and GS, we consider that the Transactions are carried out in the ordinary and usual course of business of the Company.

2.   PRINCIPAL TERMS OF THE SUPPLEMENTAL AGREEMENTS

     The principal terms of the Agreements are set out in the announcement of the Company dated 5 November 2007 and the circular of the Company dated 10 November 2007. The Agreements have been approved by the Independent Shareholders at an extraordinary general meeting held on 27 December 2007. Save for the proposed revision of annual caps pursuant to the respective supplemental agreements to the Agreements, all other terms and conditions of the Agreements remain unchanged and the Transactions will continue to be carried out in accordance with the terms of the Agreements.

3.   BASIS OF THE PROPOSED REVISED CAPS

     In assessing the reasonableness of the Proposed Revised Caps, we have discussed with the management of the Company the basis and assumptions underlying the projection of the value of the Transactions for the purpose of setting the Proposed Revised Caps. The Directors advised that the Proposed Revised Caps are determined by the Board based on factors including (i) the expected increase in transaction amounts with GR Group Company, YC and GS; (ii) the actual aggregate service fees payable or receivable by the Company under the Agreements during the eight months ended 31 August 2008; and (iii) an estimated annual growth rate of 15% for service fees, with reference to the average growth rate of GDP in the Guangdong Province between 2005 and 2007 of approximately 14%. These factors are discussed in more detail below.

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                           LETTER FROM OPTIMA CAPITAL
-------------------------------------------------------------------------------


     (i)  ACTUAL TRANSACTION VALUE DURING THE EIGHT MONTHS ENDED 31 AUGUST 2008

          Based on the unaudited management accounts of the Group for the eight months ended 31 August 2008, the actual transaction value under the Agreements in comparison with the existing cap amounts are set out below:

                                                     ACTUAL
                                                TRANSACTION       EXISTING  % OF ACTUAL
                                              VALUE FOR THE     CAP AMOUNT  TRANSACTION
                                               EIGHT MONTHS   FOR THE YEAR     VALUE TO
                                                   ENDED 31      ENDING 31     EXISTING
                                                AUGUST 2008  DECEMBER 2008  CAP AMOUNTS
                                             (RMB' million) (RMB' million)
GR Comprehensive Services Agreement
   --  social and related services                 -----------------------
       provided by GR Group Company .........          2.52          76.05        3.31%
   --  transportation services provided
       by GR Group Company ..................      1,542.78       1,640.41       94.05%
   --  railway related services
       provided by GR Group Company .........        856.20         974.68       87.84%
   --  transportation services provided
       by the Company .......................      1,137.56       1,252.53       90.82%
                                                   -----------------------
                                                   3,539.06       3,943.67       89.74%
                                                   --------       --------

YC Comprehensive Services Agreement                -----------------------
   --  social services ......................        235.66         296.88       79.38%
   --  passenger services ...................         10.66          49.68       21.46%
   --  other welfare and railway
       related services .....................         95.70         100.69       95.04%
                                                   -----------------------
                                                     342.02         447.25       76.47%
                                                   --------       --------

GS Comprehensive Services Agreement
   --  security and other services                    97.68         197.64       49.42%
                                                   ========       ========

          As disclosed in the letter from the Board, the snowstorm occurred in China in early 2008 led to an increase in the transaction amounts between the Company and GR Group Company, YC and GS. The snowstorm has paralyzed the train network before Chinese New Year, which was the peak season of passenger transports. Large flock of passengers gathered in Guangzhou and other train stations in the Guangdong Province for days in open area, waiting anxiously for trains to send them home in

-------------------------------------------------------------------------------
                           LETTER FROM OPTIMA CAPITAL
-------------------------------------------------------------------------------

          different part of the Mainland. The snowstorm caused extremely chaotic situation which lasted for about two weeks, resulting in the need of the Group to demand support services such as hygiene control, security services, and provision of food and drinks to the crowd from GR Group Company, YC and GS.

          The increase in the actual value of the Transactions could also be explained by the general increase in material and labour costs during the year. The transportation and railway related services provided by GR Group Company and YC which involved maintenance services, track replacement and purchase of railway transportation related materials are largely charged on a cost-plus basis. According to the management, average cost of diesel oil and steel purchased by the Group has increased by approximately 33% and 18% during 2008. In addition, changes in State policies have also resulted in upward adjustments to wages and certain surcharges which led to the increase in actual value of the Transactions for social, security and other related services under the Agreements which are charged on cost or cost-plus basis.

          As set out above, the actual transaction value for certain types of services up to 31 August 2008 is approaching the respective annual cap amounts approved by the Independent Shareholders. In order for the Company to continue the Transactions with GR Group Company, YC and GS for the rest of the financial year in compliance with the Listing Rules, it is essential that the annual cap amounts for the year ending 31 December 2008 be revised.

     (II) EXPECTED INCREASE IN TRANSACTION AMOUNT

          GR Comprehensive Services Agreement

          Various operation adjustments were introduced by the MOR in January and April 2008 to the effect that the Group becomes responsible for the locomotive traction of certain passenger trains owned by GR Group Company operating in the Guangdong Province, while GR Group Company becomes responsible for the locomotive traction of certain freight trains owned by the Group. We understand from the Company that service fee of locomotive traction is charged according to the guidelines issued by the MOR, varying according to the routings, types, frequency and energy requirement of trains. As a result of such changes in the respective roles of GR Group Company and the Group, it is expected that more transportation related services will be sought by GR Group Company and the Company from each other and the amount of transportation services including the leasing of locomotives, train repair and maintenance services to be mutually provided by GR Group Company and the Group is expected to increase.

-------------------------------------------------------------------------------
                           LETTER FROM OPTIMA CAPITAL
-------------------------------------------------------------------------------

          YC Comprehensive Services Agreement

          The Group expects that there will be additional railway-related construction and maintenance work required from YC during the year ending 31 December 2008, as certain construction work which were previously sub-contracted by the Group to an independent contractor will be contracted to YC. Such services include normal repair of building constructions, repair and maintenance of barriers and fences, construction of green railroads and railroad maintenance, management and maintenance of marshalling terminals and technical stations of passenger trains, centralization of railroad reparation and supply of crossties, construction and reparation of video monitoring system for railroads, etc. The Directors consider that as the Guangzhou-Pingshi train operations were previously owned and run by YC, YC would possess the relevant experience and expertise to provide construction and maintenance services to the Group, and it would be in the interest of the Group to engage YC to provide such services on terms that are competitive to those being offered by independent suppliers.

          It is proposed that the annual cap for other welfare or railway-related services for the year ending 31 December 2008 be increased by RMB249.31 million, from RMB100.69 million to RMB350 million. We are provided with a list of construction and maintenance projects contracted to YC in 2008, with total contract value amounting to approximately RMB192.7 million. According to the Company, these projects have not been reflected in its accounts as at 31 August 2008, but are expected to be completed and accounted for by the end of 2008. These contracts are newly planned in 2008 and have not been taken into account in determining the original annul cap for the transactions. Accordingly, a significant increase in annual cap for the year ending 31 December 2008 would be necessary. The management of the Company also expects that, given the expertise and techniques equipped by YC, it is likely that more maintenance work in relation to the Guangzhou-Pingshi train operations will be contracted to YC in future years.

          GS Comprehensive Services Agreement

          The Company has been engaging SZ Civil Engineer to provide construction services for public facilities, railroad, building and bridges. Due to the internal group transfer of SZ Civil Engineer which took place in May 2008, SZ Civil Engineer became a company held and controlled by GS and as a result, the transactions between the Company and SZ Civil Engineer become continuing connected transactions between GS and the Company under the Listing Rules since then. These transactions have not been included in the estimation of the existing annual cap for the year ending 31 December 2008.

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                           LETTER FROM OPTIMA CAPITAL
-------------------------------------------------------------------------------

          It is proposed that the annual cap for the transactions under the GS Comprehensive Agreement be increased by about RMB147 million for the year ending 31 December 2008. In determining the revised annual cap, the Directors have made reference to the historical maintenance work contracted to SZ Civil Engineer during the years. We understand that the Company has been contracting SZ Civil Engineer to provide maintenance services for years. We are provided with the historical record that during the three years ended 31 December 2007, maintenance work contracted to SZ Civil Engineer amounted to about RMB100 million each year on average. According to the Company, it is likely that the Company would source maintenance work from SZ Civil Engineer, particularly for the train station and railroad facilities in Shenzhen and area nearby. Accordingly, we consider it fair and reasonable for the Directors to make reference to the historical amount of maintenance work contracted to SZ Civil Engineer in determining the revised annual cap for transactions with GS.

    (III) BUSINESS OF THE GROUP

          Set out below is a summary of the operational performance of the Group for the two years ended 31 December 2006 and 2007 and the six months ended 30 June 2008 as extracted from the relevant annual reports and interim report of the Company:

                                                      YEAR ENDED   6 MONTHS ENDED   6 MONTHS ENDED
                                                31 DECEMBER 2007     30 JUNE 2007     30 JUNE 2008
Number of passenger trains as at 31 December
   or 30 June (as the case may be)(pairs) ....               195              196              216
   % increase ................................                                              +10.2%

Passenger delivery volume million persons) ...             73.05            35.01            40.87
   % increase ................................                                              +16.7%

Tonnage of freight (million tonnes) ..........             71.01            31.74            34.55
   % increase ................................                                               +8.9%


          As shown in the table above, the volume of the Group's business has been expanding in terms of capacity, passenger volume and freight tonnage in 2007 and 2008, mainly brought by the completion of the acquisition of the Guangzhou-Pingshi transportation business, optimization and consolidation of transportation resources in

-------------------------------------------------------------------------------
                           LETTER FROM OPTIMA CAPITAL
-------------------------------------------------------------------------------

          the area, the new policy of three holidays (the Ching Ming Festival Holiday, the shortened May Day Holidays and the Dragon Boat Festival Holiday) which lead to increase in short distance passenger traffic on the Guangzhou-Shenzhen railway, and the commencement of the operation of trains from Guangzhou to Xi'an in August 2007, from Shenzhen to Shaoguan in March 2008, and from Guangzhou to Shanghai in April 2007. The growth in the Group's business is expected to continue, thereby creating demand for more services from GR Group Company, YC and GS.

          In addition, the Group also expects there will be additional maintenance work required in the coming years, particularly for the high-speed electric train sets "CRH" (Chinese Character). CRH is a major type of trains that runs from Guangzhou to Shenzhen which has been in operation for nearly two years. CRH was first used by the Group in 2007 when it was newly developed and manufactured in the PRC. The cost and frequency of maintenance work for CRH were initially not determined and not taken into account in determining the original annual caps. Based on the actual operation CRH for almost two years by now, the Group expects that CRH would start to require more regular repair and maintenance in the coming years.

          In light of the expansion and growth in the business scope of business of the Group as discussed above, the Directors expect that the services required from GR Group Company, YC and GS as well as services provided to GR Group Company will increase generally in line with the business growth of the Group.

     (IV) ECONOMIC GROWTH AND PRICE INDEX

          According to The National Bureau of Statistics, the PRC, the average growth rate of GDP of Guangdong Province during 2005 to 2007 is approximately 14%. According to the Statistics Bureau of Guangdong Province, GDP of Guangdong Province during the first six months of 2008 amounted to RMB160.8 billion, representing an increase of 10.7% as compared to the same period of 2007. The GDP growth reflects the continuous positive economic development in the Guangdong Province, which in turn led to growth of business of the Group accompanied by a corresponding increase in services required by the Group from GR Group Company, YC and GS as well as services provided to GR Group Company.

          Furthermore, during the first eight months of 2008, the price index for raw materials, power and fuel was 9.3% while that of steel was 16.2%. The price index indicates inflation in operating costs of the Group during 2008. As a substantial part of the Transactions are charged on a cost or cost-plus basis, inflation would inevitably result in increase in unit charges of services between the Group and GR Group Company, YC and GS.

-------------------------------------------------------------------------------
                           LETTER FROM OPTIMA CAPITAL
-------------------------------------------------------------------------------

     (v)  PROPOSED REVISED CAPS

          The Proposed Revised Caps which are estimated after taking into account the above factors are set out as follows:

                                                                ACTUAL
                                                                         8 MONTHS
                                                       YEAR ENDED           ENDED           PROPOSED REVISED CAPS
                                                      31 DECEMBER       31 AUGUST          YEAR ENDING 31 DECEMBER
                                                             2007            2008            2008             2009            2010
                                                      RMB million     RMB million     RMB million      RMB million     RMB million
GR Comprehensive Services Agreement
  -- social and related services provided                --------------------------------------------------------------------------
     by GR Group Company .....................              58.21            2.52           76.05*           87.46          100.58
  -- transportation services provided
     by GR Group Company .....................           1,325.81        1,542.78        2,450.00         2,817.50        3,240.13
  -- railway related services provided
     by GR Group Company .....................             725.08          856.20        1,452.00         1,669.80        1,920.27
  -- transportation services provided
     by the Company ..........................           1,219.88        1,137.56        1,851.00         2,128.65        2,447.95
                                                         --------------------------------------------------------------------------
                                                         3,328.98        3,539.06        5,829.05         6,703.41        7,708.92
                                                         --------        --------        --------         --------        --------

YC Comprehensive Services Agreement                      --------------------------------------------------------------------------
    -- social services .......................             260.61          235.66          425.00           488.75          562.06
    -- passenger services ....................              43.97           10.66           49.68*           57.13*          65.70*
    -- other welfare and railway
       related services ......................              34.76           95.70          350.00           402.50          462.88
                                                         --------------------------------------------------------------------------
                                                           339.34          342.02          824.68           948.38        1,090.64
                                                         --------        --------        --------         --------        --------

GS Comprehensive Services Agreement ..........             129.80           97.68          345.00           396.75          456.26
                                                         ========        ========        ========         ========        ========


          * The annual caps for these Transactions have not been revised.

-------------------------------------------------------------------------------
                           LETTER FROM OPTIMA CAPITAL
-------------------------------------------------------------------------------

          The Proposed Revised Caps for the year ending 31 December 2008 are estimated principally based on the actual value of the Transactions for the eight months ended 31 August 2008 and the business growth expected for the remaining four months ending 31 December 2008 as explained in above. The Proposed Revised Caps for the year ending 31 December 2009 and 2010 are based on the Proposed Revised Caps for the year ending 31 December 2008 plus a 15% growth per annum to provide buffers for price inflation and general increase in business. We consider the basis of the Proposed Revised Caps to be reasonable.

OPINION

Having taken into account the above principal factors, we consider that the Proposed Revised Caps are fair and reasonable so far as the Independent Shareholders are concerned and are in the interests of the Company and the Shareholders as a whole. Accordingly, we advise the Independent Board Committee to recommend the Independent Shareholders to vote in favour of the ordinary resolutions to be proposed at the EGM to approve the Proposed Revised Caps.


                                               Yours faithfully,
                                             for and on behalf of
                                            OPTIMA CAPITAL LIMITED
                                                BEATRICE LUNG
                                              Managing Director

-------------------------------------------------------------------------------
APPENDIX                                                    GENERAL INFORMATION
-------------------------------------------------------------------------------

1.   RESPONSIBILITY STATEMENT

     This circular includes particulars given in compliance with the Listing Rules for the purpose of giving information with regard to the Company. The Directors collectively and individually accept full responsibility for the accuracy of the information contained in this circular and confirm, having made all reasonable enquiries, that to the best of their knowledge and belief there are no other facts the omission of which would make any statement herein misleading.

2.   DISCLOSURE OF INTERESTS

     (A) INTERESTS AND SHORT POSITIONS OF THE DIRECTORS, SUPERVISORS AND CHIEF EXECUTIVE IN THE SECURITIES OF THE COMPANY AND ITS ASSOCIATED CORPORATIONS

          As at the Latest Practicable Date, there was no record of interests and short positions of the Directors, Supervisors or the chief executive of the Company in the Shares, underlying shares and debentures of the Company or any associated corporations (within the meaning of the SFO) in the register required to be kept under section 352 of the SFO. The Company had not received notification of such interests and short positions from any Director, Supervisor or the chief executive of the Company as required to be made to the Company and HKSE pursuant to Divisions 7 and 8 of Part XV of the SFO (including interests and short positions which they were deemed or taken to have under such provisions of the SFO) or the Model Code for Securities Transactions by Directors of Listed Companies in Appendix 10 to the Listing Rules. The Company has not granted to any of the Directors, Supervisors or the chief executive of the Company or their spouses or children under the age of 18 any right to subscribe for any Shares or debentures of the Company.

     (B)  INTERESTS AND SHORT POSITIONS OF SHAREHOLDERS DISCLOSEABLE UNDER THE
          SFO

          So far as is known to the Directors, Supervisors and the chief executive of the Company, as at the Latest Practicable Date, Shareholders (other than the Directors, Supervisors or the chief executive of the Company) who had interests or short positions in the Shares or underlying shares of the Company which would fall to be disclosed to the Company under the provisions of Divisions 2 and 3 of
          Part XV of the SFO, or which was recorded in the register required to be kept by the Company under Section 336 of the SFO were as follows:

-------------------------------------------------------------------------------
APPENDIX                                                    GENERAL INFORMATION
-------------------------------------------------------------------------------

                                                                                                        PERCENTAGE       PERCENTAGE
NAMES OF                           CLASS OF       NUMBER OF          CAPACITY               TYPE OF       OF CLASS         OF TOTAL
SHAREHOLDERS                        SHARES       SHARES HELD                               INTEREST      OF SHARES    SHARE CAPITAL
                                                                                                              (%)        (%)
Guangzhou Railway (Group)          Domestic    2,904,250,000(L)   Beneficial owner         Corporate    51.3          41.00
  Company ...................      Shares

JPMorgan Chase & Co. ........      H Shares      211,516,639(L)   Beneficial owner/        Corporate    14.78(L)       2.98(L)
                                                   3,038,000(S)   Custodian corporation/                 0.21(S)       0.04(S)
                                                 207,077,000(P)   Investment manager                    14.47(P)       2.92(P)

T. Rowe Price Associates,          H Shares      197,508,000(L)   Investment manager       Corporate    13.80          2.79
  Inc and its affiliates ...

Baring Asset Management            H Shares      115,244,000(L)   Investment manager       Corporate     8.05          1.63
  Limited ..................

Northen Trust Fiduciary            H Shares      117,042,000(L)   Trustee                  Corporate     8.18          1.65
  Services (Ireland) Limited

Barclay Global Investors           H Shares       94,124,295(L)   Interest of controlled   Corporate     6.58(L)       1.33(L)
  UK Holdings Limited .......                     37,138,000(S)   corporation                            2.59(S)       0.52(S)

Barclay PLC .................      H Shares       94,124,295(L)   Interest of controlled   Corporate     6.58(L)       1.33(L)
                                                  37,138,000(S)   corporation                            2.59(S)       0.52(S)

Merrill Lynch Co Inc. .......      H Shares       84,755,388(L)   Interest of controlled   Corporate     5.92(L)       1.20(L)
                                                   7,714,000(S)   corporation                            0.54(S)       0.11(S)

          The letter "L" denoted a long position, "S" denoted a short position, "P" denoted lending pool and "S" denoted a short position.

          Save as disclosed in this circular, as at the Latest Practicable Date, so far as is known to the Directors, Supervisors and the chief executive of the Company, no other person had an interest or short position in the Shares and underlying shares of the Company which would fall to be disclosed to the Company under the provision of Divisions 2 and 3 of Part XV of the SFO, or, who was, directly or indirectly, interested in 10% of more of the nominal value of any class of share capital carrying rights to vote in all circumstances at general meetings of any other member of the Group.

-------------------------------------------------------------------------------
APPENDIX                                                    GENERAL INFORMATION
-------------------------------------------------------------------------------

     (C)  MISCELLANEOUS

          None of the Directors, Supervisors, the chief executive of the Company has any direct or indirect interest in any assets which have been acquired or disposed of by or leased to any member of the Group, or are proposed to be acquired or disposed of by or leased to any member of the Group since 31 December 2007, being the date to which the latest published audited financial statements of the Company were made up.

          None of the Directors, Supervisors or the chief executive of the Company is materially interested in any contract or arrangement entered into by the Company subsisting at the Latest Practicable Date which is significant in relation to the business of the Group.

3.   COMPETING BUSINESS INTERESTS OF DIRECTORS

     As at the Latest Practicable Date, none of the Directors, Supervisors or the chief executive of the Company and their respective associates had any interest in a business which competes or may compete with the business of the Group.

4.   QUALIFICATION

     The following is the qualification of the expert who has given an opinion or advice on the information contained in this circular:

NAME                        QUALIFICATIONS

Optima Capital Limited      the independent financial adviser to the Independent
                            Board Committee and the Independent Shareholders of the Company and a corporation licensed to conduct type 1 (dealing in securities), type 4 (advising on securities) and type 6 (advising on corporate finance) regulated activities under the SFO

     As at the Latest Practicable Date, Optima Capital Limited did not have any interest, either directly or indirectly, in any assets which have been, since 31 December 2007, being the date to which the latest published audited financial statements of the Company were made up, acquired or disposed of by or leased to or are proposed to be acquired or disposed of by or leased to any member of the Group.

-------------------------------------------------------------------------------
APPENDIX                                                    GENERAL INFORMATION
-------------------------------------------------------------------------------

5.   CONSENT

     Optima Capital Limited has given and has not withdrawn its written consent to the issue of this circular with the inclusion of its letter and references to its name in the form and context in which they appear herein.

6.   MATERIAL ADVERSE CHANGE

     The Directors confirm that there has been no material adverse change in the financial or trading position of the Group since 31 December 2007, being the date to which the latest published audited financial statements of the Group were made up.

7.   LITIGATION

     So far as the Directors are aware, as at the Latest Practicable Date, neither the Company nor any of its subsidiaries was engaged in any litigation or arbitration of material importance and no litigation or claim of material importance was pending or threatened against the Company or any of its subsidiaries.

8.   MISCELLANEOUS

     (a) As at the Latest Practicable Date, none of the Directors or Supervisors had any existing or proposed service contract with any member of the Group (excluding contracts expiring or determinable by any member of the Group within one year without payment of compensation, other than statutory compensation).

     (b) The company secretary of the Company is Guo Xiangdong. Mr. Guo graduated from Central China Normal University with a Bachelor of Laws degree.

     (c) The registered address of the Company is at No. 1052 Heping Road, Shenzhen, Guangdong Province, PRC, Postal Code: 518010.

     (d) The Hong Kong share registrar of the Company is Hong Kong Registrars Limited, Rooms 1712-1716, 17th Floor, Hopewell Centre, 183 Queen's Road East, Hong Kong.

     (e)  All references to times in this circular refer to Hong Kong times.

     (f) The English text of this circular shall prevail over the Chinese text, in case of any inconsistency.

-------------------------------------------------------------------------------
APPENDIX                                                    GENERAL INFORMATION
-------------------------------------------------------------------------------

9.   PROCEDURE FOR DEMANDING A POLL BY COMPANY SHAREHOLDERS

     A resolution put to a vote of general meeting shall be decided on a show of hands unless a poll is (before or after any vote by show of hands) demanded:

     (1)  by the Chairman of the meeting;

     (2) by at least two Shareholders entitled to vote present in person or by proxy; or

     (3) by one or more Shareholders present in person or by proxy and individually or collectively representing 10% or more of all Shares carrying the right to vote at the meeting.

     Unless a poll be so demanded, a declaration by the chairman that a resolution has on a show of hands been carried unanimously, and, an entry to that effect in the minutes of the meeting shall be conclusive evidence of the fact without proof of the number or proportion of the votes recorded in favour of or against such resolution.

     The demand for a poll may be withdrawn by the person who makes such demand.

10.  DOCUMENTS AVAILABLE FOR INSPECTION

     Copies of the following documents are available for inspection during normal business hours at the office of Norton Rose Hong Kong at 38th Floor, Jardine House, Central, Hong Kong from 20 October 2008 to 4 December 2008 (both days inclusive):

     (a)  the GR Comprehensive Services Agreement;

     (b)  the YC Comprehensive Services Agreement;

     (c)  the GS Comprehensive Services Agreement;

     (d)  all supplemental agreements to any of the above agreements;

     (e) the letter from the Independent Financial Adviser to the Independent Board Committee and the Independent Shareholders dated 20 October 2008; and

     (f)  the consent letter issued by the Independent Financial Adviser.

--------------------------------------------------------------------------------
                     NOTICE OF EXTRAORDINARY GENERAL MEETING
--------------------------------------------------------------------------------

                                 (COMPANY LOGO)
                       GUANGSHEN RAILWAY COMPANY LIMITED
 (a joint stock limited company incorporated in the People's Republic of China)
                                (STOCK CODE: 525)


NOTICE IS HEREBY GIVEN THAT an Extraordinary General Meeting (the "EXTRAORDINARY GENERAL MEETING") of Guangshen Railway Company Limited (the "COMPANY") will be held at 9:30 a.m. on 4 December 2008 in the meeting room of the Company at 3/F, No. 1052 Heping Road, Shenzhen, Guangdong Province, The People's Republic of China (the "PRC") to consider and, if thought fit, approve the following ordinary resolutions of the Company:

                              ORDINARY RESOLUTIONS

1. "THAT the proposed revision of the annual caps for the three financial years ending 31 December 2010 in relation to the continuing connected transactions under the comprehensive services agreement dated 5 November 2007 entered into between the Company and Guangzhou Railway (Group) Company (CHINESE CHARACTER) to RMB5,829.05 million, RMB6,703.41 million and RMB7,708.92 million, respectively, together with the breakdown of such annual caps in respect of the relevant types of services as set out in the circular of the Company dated 20 October 2008, be and is hereby approved and that any one director of the Company be and is hereby authorised to do all such further acts and things and execute all such further documents and take all such steps as he or she may consider necessary, desirable or expedient to implement and/or give effect to such revision."

2. "THAT the proposed revision of the annual caps for the three financial years ending 31 December 2010 in relation to the continuing connected transactions under the comprehensive services agreement dated 5 November 2007 entered into between the Company and Guangzhou Railway Group Yang Cheng Railway Industrial Company (CHINESE CHARACTER) to RMB824.68 million, RMB948.38 million and RMB1,090.64 million, respectively, together with the breakdown of such annual caps in respect of the relevant types of services as set out in the circular of the Company dated 20 October 2008, be and is hereby approved and that any one director of the Company be and is hereby authorised to do all such further acts and things and execute all such further documents and take all such steps as he or she may consider necessary, desirable or expedient to implement and/or give effect to such revision."

--------------------------------------------------------------------------------
                     NOTICE OF EXTRAORDINARY GENERAL MEETING
--------------------------------------------------------------------------------

3. "THAT the proposed revision of the annual caps for the three financial years ending 31 December 2010 in relation to the continuing connected transactions under the comprehensive services agreement dated 5 November 2007 entered into between the Company and Guangshen Railway Enterprise Development Company (CHINESE CHARACTER) to RMB345 million, RMB396.75 million and RMB456.26 million, respectively, together with the breakdown of such annual caps in respect of the relevant types of services as set out in the circular of the Company dated 20 October 2008, be and is hereby approved and that any one director of the Company be and is hereby authorised to do all such further acts and things and execute all such further documents and take all such steps as he or she may consider necessary, desirable or expedient to implement and/or give effect to such revision."

4. "THAT Mr. Yang Yiping be and is hereby removed from the office of a director of the fifth session of the board of directors of the Company with immediate effect."

5. "THAT Mr. Shen Yi be and is hereby appointed as an executive director of the fifth session of the board of directors of the Company with immediate effect."

Notes:

(1) Holders of the H shares of the Company are advised that the register of members of the Company's H shares will be closed from 4 November 2008 to 4 December 2008 (both days inclusive), during which no transfer of H shares will be registered. Shareholders of the Company whose names appear on the registers of members of the Company at 4:00 p.m. on 4 November 2008, or their proxies, are entitled to attend the Extraordinary General Meeting by presenting their identity cards or passports. Holders of the A shares of the Company will be notified separately regarding the Extraordinary General Meeting.

(2) Each shareholder entitled to attend and vote at the Extraordinary General Meeting may appoint one or more proxies (whether a shareholder or not) to attend the meeting and vote on his behalf.

(3) Where a shareholder appoints more than one proxy, his proxies may only exercise the voting right when a poll is taken.

(4) The instrument appointing a proxy must be in writing and signed by the appointer or his attorney duly authorized in writing. If the proxy form is signed by an attorney on behalf of the appointor, the power of attorney or other authority must be notarially certified. To be valid, the proxy form, together with a notarially certified copy of the power of attorney or other authority, must be delivered to the registered address of the Company not less than 24 hours before the commencement of the Extraordinary General Meeting or any adjournment thereof (as the case may be).

(5) Shareholders who intend to attend the Extraordinary General Meeting are requested to deliver the attendance confirmation reply form to the registered office of the Company in person, by post or by facsimile on or before 14 November 2008.

(6) The Extraordinary General Meeting is expected to last for half a day. Shareholders and proxies attending the Extraordinary General Meeting shall be responsible for their own traveling, accommodation and other related expenses.

--------------------------------------------------------------------------------
                     NOTICE OF EXTRAORDINARY GENERAL MEETING
--------------------------------------------------------------------------------

Registered Office of the Company:
No. 1052 Heping Road
Shenzhen, Guangdong Province
The People's Republic of China
Telephone: 86-755-25587920 or 25588146
Facsimile: 86-755-25591480

                                                           By Order of the Board
                                                               GUO XIANGDONG
                                                             Company Secretary
Shenzhen, the PRC

20 October 2008

As at the date of this notice, the executive Directors are Mr. He Yuhua, Mr. Yang Yiping and Mr. Liu Hai; the non-executive Directors are Mr. Cao Jianguo, Mr. Wu Houhui and Mr. Yu Zhiming; and the independent non-executive directors of the Company are Mr. Dai Qilin, Dr. Wilton Chau Chi Wai and Mr. Lu Yuhui.